Carl Pelletier
Innovexplo Inc.
560_B 3ième avenue Val d'Or, J9P 1S4
Telephone: (819) 874-0447
Fax: (819) 825-8930
Email: carl.pelletier@innovexplo.com

Yves Gagnon
Spinofex
1668 des Pins Val d'Or, J9P 5J3
Telephone: (819) 825-0873
Fax: (819) 825-0873
Email: lyly@lino.com

TO: British Columbia, Alberta, and Ontario Securities Commissions, Authority des Marches Financiers, The Toronto Stock Exchange and the TSX Venture Exchange

Re: CONSENT of AUTHOR of NI 43-101 Report

We, Carl Pelletier and Yves Gagnon do hereby consent to the filing of the written disclosure of the technical report titled "Technical Report on the Fénelon Project" and dated January 31st 2005 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Joint Information Circular of American Bonanza Gold Mining Corp. (TSX Venture:BZA) ("Bonanza") and International Taurus Resources Inc. (TSX Venture:ITS) ("Taurus") dated February 2005 (the "Joint Information Circular") to approve the plan of arrangement among Bonanza, Taurus and a subsidiary of Fairstar Explorations Inc. (TSX:FFR) ("Fairstar") called 0710882 BC Ltd. ("Fairstarsub") to create a new company to be called American Bonanza Gold Corp. (previously called 0710887 BC Ltd.) ("New Bonanza"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Joint Information Circular of Bonanza and Taurus contains any misrepresentation of the information contained in the Technical Report.

Dated this 18th Day of February 2005

GÉOLOGUE GEOLOGIST CARL PELLETIER # 384 QUÉBEC

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Carl Pelletier
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YVES GAGNON
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